EXHIBIT 99.3
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Yemen: Total farms into an onshore block with KNOC
Paris, October 17, 2008 - Total announces today that it has signed an agreement with Korea National Oil Corporation (KNOC) to farm into onshore exploration Block 70 (Attaq Area, Shabwa Governorate) in Yemen with an interest of 30.875%. This agreement has been approved by the Yemeni Ministry of Oil and Minerals.
Block 70, which covers an area of 1,367 square kilometres, is located in the south-eastern part of Central Yemen’s Marib Basin. Following the farm-in, Total has a 30.875% interest in the block, alongside KNOC (30.875%, operator), Samsung Corporation (19%), Daesung Industrial Co. Ltd. (14.25%) and Yemen General Corporation for Oil and Gas (5%). 2D seismic was acquired in 2007 and a well is presently being drilled.
Already Yemen’s leading foreign investor, with this acquisition Total will increase its portfolio of exploration acreage in the country, beyond its recently acquired interests in Blocks 69 and 71, and will bring its technical expertise to the Block 70 consortium.
Total in Yemen :
Present in Yemen for more than 20 years, Total is the operator of Block 10, East Shabwa and holds several other participations in oil exploration and production blocks. Since 1997 the Group has been producing from Block 10 and celebrated the milestone of 100 million barrels of production earlier this year.
Total is also the leader of the Yemen LNG project with a 39.6% interest. Two liquefaction trains with a combined capacity of 6.9 million metric tons per year are under construction and will be supplied with natural gas from developed fields in the Marib region of Central Yemen.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com